

October 27, 2010

J. Paul Whitehead, III
Chief Financial Officer
CompuCredit Holdings Corporation
Five Concourse Parkway, Suite 400
Atlanta, GA 30328

> **Re: CompuCredit Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 000-53717**

Dear Mr. Whitehead:

We have reviewed your response letter dated June 25, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2008 Form 10-K

Note 9. Fair Value of Assets, page F-33

1. We note your response to comment 7 in your letter dated June 25, 2010. We could not locate your disclosure of the information required by ASC 825-10-50-30. Please revise to disclose this information in future filings or tell us where you disclose the information.

5.875% Convertible Senior Notes Due 2035, page F-38

2. We note your response to comment 10 in your letter dated June 25, 2010. Please revise future filings to disclose the information included in your response to comments 10a and 10b.

3. We note your response to comment 10c in your letter dated June 25, 2010. Please revise future filings to disclose the fair value of outstanding loaned shares as of the balance sheet date.

June 30, 2010 Form 10-Q

Note 2. Significant Accounting Policies and Condensed Consolidated Financial Statement Components

Loans and Fees Receivable, page 7

4. We note your response to comments 13 and 16 in your letter dated June 25, 2010. Please revise future filings to report charge-offs related to receivables measured at fair value using the fair value option in a line item separate from the provision for loan losses on loans measured at net realizable value. Also clearly discuss the relationship between the charge-offs reported and the fair value adjustments presented in fees and related income on earning assets line item.

Investments in Previously Charged-Off Receivables, page 9

5. We note your response to comment 3 in your letter dated June 25, 2010 and your revised disclosure. Please tell us and include appropriate revisions in future filings to include the following:

    a. Please clarify the basis for not eliminating upon consolidation the previously charged-off receivables that you purchased from other subsidiaries.

    b. Please clarify how amounts transferred to credit cards under the balance transfer program are presented in this table and where those amounts are disclosed subsequent to being transferred under the program.

    You may contact Michael Volley, Staff Accountant, at (202) 551-3437, or me at (202) 551-3851 if you have questions.

                                                    Sincerely,

                                                    Paul Cline
                                                    Senior Accountant